May 20, 2005


Marvin Rosen
Chief Executive Officer
Fusion Telecommunications International, Inc.
c/o Heitz & Associates, P.C.
345 Woodcliff Drive
Fairport, New York 14450

	RE:  	Fusion Telecommunications International, Inc.
      Registration Statement on Form S-1
      Filed April 21, 2005
      File No. 333-124206

Dear Mr. Rosen:

      We have limited our review of your filing concerning the underwriting status of Karamco and related matters and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please identify Karamco as an underwriter on the cover page of the prospectus.
2. Please include financial information for the interim period ended
March 31, 2005.


Summary, page 1

3. We note that the registration statement fee table registers
150,000 shares of common stock, but page 3 in the summary suggests Karamco is offering 157,000 shares. Please advise or revise.

4. Also, revise the offering table on page 3 to reflect the number of shares of common stock that will be outstanding after the shares being registered are sold by Karamco, and ensure that your disclosure concerning the amount of outstanding common stock is consistent throughout the prospectus.

Government Regulation, page 38
5. Please indicate whether you face material adverse consequences due to your having been "delinquent in such financial, filing and reporting obligations and required filings in the past including, but not limited to, Federal Communications Commission and Universal Service Fund reports and payments." To the extent possible, quantify the consequences to you; also indicate when you became delinquent.

Principal Stockholders, page 52
6. Please revise note 7 to the security ownership table to
indicate
how many of the 1,439,643 shares that you have attributed to Roger Karam relate to the January 2005 stock purchase agreement, as amended. Confirm to us in your response letter that none of the 150,000 shares being registered in this Form S-1 are being held in escrow pending the determination of the purchase price of the 49.8%
minority interest in Efonica. Finally, tell us why the table indicates that Mr. Karam beneficially owns the same amount of shares as disclosed in the Form S-1 relating to the company`s IPO, though your disclosure elsewhere indicates that you issued to Karamco additional shares at the closing of the IPO.

Selling Securityholder Plan of Distribution, page 58

7. We note your statement on page 58 that the "Selling Securityholder, and any broker-dealers that act in connection with the sale of the shares of common stock might be deemed to be `underwriters` within the meaning of Section 2(11) of the Securities
Act." Revise to state that Karamco is an underwriter and to remove any suggestion in the section that no underwriters are involved in the resale. In addition, please note that you must name any broker-dealers in a post-effective amendment to the registration statement, if

* Karamco uses broker-dealers as principals or agents to effect the resales,
* the broker-dealers will be receiving underwriters` discounts or concessions, and
* the broker-dealers will be selling the shares at the market,

Please confirm in your response letter your understanding of when a post-effective amendment is appropriate in this context.

8. Please include information pursuant to Item 508 of Regulation
S-K
concerning Karamco, to the extent applicable. For example, consider providing the information called for by Item 508(g).

Recent Sales of Unregistered Securities, page II-2
9. Include a description of the Karamco private placement, as required by Item 701 of Regulation S-K.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Cheryl Grant, Staff Attorney, at (202) 551-
3359,
or me, at (202) 551-3833, with any questions.


					Sincerely,



					Michele M. Anderson
					Legal Branch Chief


cc:	via facsimile (212) 813-9768
      Arthur S. Marcus, Esq.
	Gersten, Savage, Kaplowitz, Wolf & Marcus





Mr. Rosen
Fusion Telecommunications International, Inc.
May 20, 2005
Page 2